Exhibit 99.1

Vedanta Limited

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

www.vedantalimited.com

CIN: L13209MH1965PLC291394

Demise of Non-Executive Director

New Delhi, July 10, 2017: Vedanta Limited regrets to inform of the sudden and sad demise of Mr. Naresh Chandra, Non-Executive Independent Director of the Company, on Sunday, July 9, 2017.

“The unfortunate demise of Shri Naresh Chandra is a personal loss. A statesman and a visionary, Shri Chandra was instrumental in the industrial reforms & progressive policies during his stint as a Cabinet Secretary. His tenure as the Ambassador to the United States of America and his personal stature helped take bilateral relations to even greater heights. His joining the Vedanta Board in 2004 was a turning point for us, as he brought his immense global experience and perspective to nation building especially his shared passion for the country to be self-reliant in natural resources, giving back to the community. He was a role model for government officials and Corporates at large. At Vedanta, we salute him and he will always live in our hearts.” – Anil Agarwal, Chairman, Vedanta Resources plc.

“Mr. Chandra’s sudden and unexpected demise has caused us profound grief and he will be greatly missed by all of us at the Vedanta Board. This is an irreparable loss to the Company. The Company enormously benefitted from his experience, knowledge and wisdom during his tenure. All the directors and employees of the Company convey our deepest sympathy and condolences to his family,” said Mr. Navin Agarwal, Chairman, Vedanta Limited.

Mr. Chandra was appointed as the Non-Executive Independent Director on the Board of Vedanta Limited in 2014. He served as the Chairperson of the Nomination and Remuneration Committee and the Corporate Social Responsibility Committee and member of the Audit Committee of the Company. Earlier Mr. Chandra served as a Non-Executive Director of Vedanta Resources PLC from 2004 to 2013. Mr. Chandra also served on the Board of the erstwhile Cairn India Limited, from 2006 as Non-Executive Independent Director.

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Registered Office: 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400 093

CIN: L13209MH1965PLC291394

Vedanta Limited

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

www.vedantalimited.com

CIN: L13209MH1965PLC291394

About Vedanta Limited

Vedanta Limited is a diversified natural resources company, with a market cap of US$ 14 billion & US$ 7 billion free float, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia and Ireland.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed, 6th largest natural resources company, globally. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India. To access the Vedanta Sustainable Development Report 2016, please visit http://sd.vedantaresources.com/SustainableDevelopment2015-16/

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

For further information, please contact:

Roma Balwani

President - Group Communications and Sustainable Development

Tel: +91 22 6646 1000

gc@vedanta.co.in

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements

Registered Office: 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400 093

CIN: L13209MH1965PLC291394